ARCELORMITTAL RESULTS FOR THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008

On July 30, 2008, ArcelorMittal (“ArcelorMittal” or the “Company”) announced results for the three- and six-month periods ended June 30, 2008.

Highlights for the six months ended June 30, 2008:

•	Sales of $67.6 billion, up 31% compared with the six months ended June 30, 2007
•	Operating income of $10.2 billion, up 33% compared with the six months ended June 30, 2007
•	Net Income of $8.2 billion, up 65% as compared with the six months ended June 30, 2007
•	Capital expenditure of $2.3 billion in the six months ended June 30, 2008

Highlights for the three months ended June 30, 2008:

•	Sales of $37.8 billion, up 39% compared with the three months ended June 30, 2007
•	Operating income of $6.6 billion, up 56% compared with the three months ended June 30, 2007
•	Net Income of $5.8 billion, up 114% as compared with the three months ended June 30, 2007
•	Capital expenditure of $1.4 billion in the three months ended June 30, 2008

Recent Key Announcements

•	Groundbreaking global health and safety agreement signed with labour unions to further improve Occupational Health & Safety
•	Agreements signed to acquire Mid Vol Coal Group and Concept Group (2 metallurgical coal companies located in West Virginia, USA)
•	Allocated mining lease for the Karampada iron-ore deposit in Jharkhand, India
•	Acquisition of Bayou Steel (manufacturer of structural steel in Louisiana, USA)
•	Launch of new clean technology venture capital fund

Commenting, Mr Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

We are pleased to report results for the first half of 2008, with operating income of $10.2 billion up 33% over the same period in 2007. This reflects the diversity and strength of the ArcelorMittal business model, in particular the significant diversification of our value chain including our considerable mining operations.

We continue to look for opportunities to further enhance our raw material self-sufficiency, with recent investments being announced in Africa, the Americas and Australia.

Our financial strength enables us to continue to invest heavily in the development of the business, particularly relating to brownfield growth and improving product quality and mix. This year the Company expects capital expenditures to reach $7 billion, representing 47% of 2007 operating income.

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Financial highlights (on the basis of International Financial Reporting Standards1, amounts in U.S.$ and Euros2 ):

(In millions of U.S. dollars except earnings per share and shipments data)

Results	U.S. Dollars
	Three months ended June 30, 2008	Three months ended March 31, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Shipments (Million metric tonnes)[3]	29.8	29.2	28.7	59.0	55.7
Sales	37,840	29,809	27,223	67,649	51,699
Operating income	6,621	3,614	4,232	10,235	7,687
Net income	5,839	2,371	2,723	8,210	4,973
Basic earnings per share	$4.20	$1.69	$1.97	$5.87	$3.60

(In millions of Euros except earnings per share and shipments data)

Results	Euros[3]
	Three months ended June 30, 2008	Three months ended March 31, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Shipments (Million metric tonnes)[3]	29.8	29.2	28.7	59.0	55.7
Sales	24,222	19,895	20,194	44,201	38,898
Operating income	4,238	2,412	3,139	6,687	5,784
Net income	3,738	1,582	2,020	5,364	3,742
Basic earnings per share	€2.69	€1.13	€1.46	€3.84	€2.71

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1 The financial information in this press release and Appendix 1 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited.

2 U.S. dollars have been translated into Euros using an average exchange rate (U.S.$/Euro) of 1.5622, 1.4983, 1.3481, 1.5305 and 1.3291 for the three months ended June 30, 2008, the three months ended March 31, 2008, the three months ended June 30, 2007, the six months ended June 30, 2008 and the six months ended June 30, 2007, respectively.

3 Shipments defined as the sum of segment shipments excluding AM3S. Some inter-company shipments included.

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Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL SECOND QUARTER 2008 AND FIRST HALF 2008 RESULTS

ArcelorMittal, the world’s leading steel company, announced on July 30, 2008, results for the three and six month periods ended June 30, 2008.

Results for the three months ended June 30, 2008 versus results for the three months ended March 31, 2008 and three months ended June 30, 2007

ArcelorMittal’s net income for the three months ended June 30, 2008, was $5.8 billion, or $4.20 per share, as compared with net income of $2.4 billion, or $1.69 per share, for the three months ended March 31, 2008, and $2.7 billion, or $1.97 per share, for the three months ended June 30, 2007.

Sales and operating income for the three months ended June 30, 2008, were $37.8 billion and $6.6 billion, respectively, as compared with sales and operating income of $29.8 billion and $3.6 billion, respectively, for the three months ended March 31, 2008. Sales and operating income for the three months ended June 30, 2007, were $27.2 billion and $4.2 billion, respectively.

Total steel shipments for the three months ended June 30, 2008, were 29.8 million metric tonnes as compared with steel shipments of 29.2 million metric tonnes for the three months ended March 31, 2008 and steel shipments of 28.7 million metric tonnes for the three months ended June 30, 2007.

Depreciation costs for the three months ended June 30, 2008, increased to $1.3 billion as compared with depreciation of $1.1 billion for each of the three-month periods ended March 31, 2008 and June 30,

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2007. The increase was primarily due to capitalisation, scope additions and foreign exchange movements.

Impairment losses for the three months ended June 30, 2008 amounted to $108 million which pertains primarily to a reduction of goodwill4. Impairment losses for the three months ended March 31, 2008 amounted to $301 million, including $200 million related to the disposal of Sparrows Point and reduction of goodwill of $95 million5.

Income from equity method investments and other income for the three months ended June 30, 2008, was $552 million as compared with income from equity method investments and other income of $329 million for the three months ended March 31, 2008, and $257 million for the three months ended June 30, 2007. Income from equity method investments and other income were higher in the second quarter 2008 primarily due to higher operating results from various associates as well as dividend income received from available for sale investments totalling $115 million.

Net financing costs6 for the three months ended June 30, 2008, were $49 million as compared with $736 million for the three months ended March 31, 2008. This decrease resulted primarily from $411 million of gains related to the fair value of financial instruments for the three months ended June 30, 2008 as compared with a $242 million loss for the three months ended March 31, 2008. Foreign exchange and other financing costs were lower at $16 million for the three months ended June 30, 2008 as compared to foreign exchange and other financing costs of $88 million for the three months ended March 31, 2008. Net interest expense, which includes bank fees, interest on loans and interest on pensions, increased to $444 million for the three months ended June 30, 2008 as compared to $406 million for the three months ended March 31, 2008, due to an increased level of borrowing (see “Liquidity and Capital Resources” below).

Income tax expense for the three months ended June 30, 2008, increased to $933 million as compared with $596 million for the three months ended March 31, 2008. The effective tax rate for the three months ended June 30, 2008, was 13.1% as compared with 18.6% for the three months ended March 31, 2008. The effective tax rate was lower mainly due to a change in the geographical mix of income. The income tax expense for the three months ended June 30, 2007 was $1.1 billion, with an effective tax rate of 25.2%.

Minority interest for the three months ended June 30, 2008, was $352 million as compared with $240 million for the three months ended March 31, 2008. The increase is due to higher income from ArcelorMittal South Africa, Sonasid and newly acquired companies with minority shareholders, partially

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4 As required by IFRS, this reduction of goodwill resulted from the recognition of net operating losses previously not recognized in purchase accounting, amongst others due to a reorganisation in South America (amounting to $158 million) in the second quarter.

5 As required by IFRS, this reduction of goodwill resulted from the recognition of net operating losses previously not recognized in purchase accounting, amongst others due to a reorganisation in Western Europe in the first quarter.

6 Net financing costs include net foreign exchange and other financing costs, net interest expense and revaluation of financial instruments.

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offset by the acquisition of minority interests in ArcelorMittal Inox Brasil. Minority interest for the three months ended June 30, 2007, was $497 million.

Analysis of segment operations for the three months ended June 30, 2008 v. the three months ended March 31, 2008

The results of operations by segment discussed below reflect the changes to ArcelorMittal’s segmental reporting made effective January 1, 2008 in light of the new Group Management Board (“GMB”) structure announced on April 21, 2008. The results of the analysis prior to January 1, 2008 have not been recast to reflect these changes.

Flat Carbon Americas

As from January 1, 2008, Mittal Canada flat and pipes and tubes businesses from Dofasco have been transferred to Long Carbon Americas and Europe.

Total steel shipments in the Flat Carbon Americas segment were lower at 7.4 million metric tonnes for the three months ended June 30, 2008, as compared with steel shipments of 7.6 million metric tonnes for the three months ended March 31, 2008. Excluding the Sparrows Point plant, which was sold effective May 7, 2008, shipments for the three months ended June 30, 2008 were 7.1 million metric tonnes as compared to 7.0 million metric tonnes for the three months ended March 31, 2008.

Sales were higher at $7.5 billion for the three months ended June 30, 2008, as compared with sales of $6.5 billion for the three months ended March 31, 2008.

Operating income was higher at $1.4 billion for the three months ended June 30, 2008, as compared with operating income of $880 million for the three months ended March 31, 2008.

Operating results for the three months ended June 30, 2008, as compared with the three months ended March 31, 2008, increased primarily due to higher shipments on a comparable basis and higher average selling prices, partially offset by increased input costs. Operating income for the three months ended June 30, 2008 was negatively impacted by $158 million due to a reduction of goodwill. Operating income for the three months ended March 31, 2008 was negatively impacted primarily by a $200 million impairment charge due to the disposal of Sparrows Point.

Flat Carbon Europe

As from January 1, 2008, the operations of ArcelorMittal Annaba flat and Skopje previously reported in the AACIS segment have been transferred to the Flat Carbon Europe segment. In addition, the entire operations of Galati are reported within Flat Carbon Europe.

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Total steel shipments in the Flat Carbon Europe segment were higher at 9.9 million metric tonnes for the three months ended June 30, 2008, as compared with steel shipments of 9.4 million metric tonnes for the three months ended March 31, 2008.

Sales were higher at $11.8 billion for the three months ended June 30, 2008, as compared with sales of $9.3 billion for the three months ended March 31, 2008.

Operating income increased to $1.7 billion for the three months ended June 30, 2008, as compared with operating income of $1.1 billion for the three months ended March 31, 2008.

Operating results for the three months ended June 30, 2008, as compared to the three months ended March 31, 2008, increased due to higher volumes and higher selling prices, partly offset by higher input costs.

Long Carbon Americas and Europe

As from January 1, 2008, the Long Carbon Americas and Europe segment includes the operations of ArcelorMittal Annaba long, Sonasid, Zenica, and the global pipes and tubes business, which previously reported in the AACIS segment, and Mittal Canada flat which previously reported in the Flat Carbon Americas segment. The wire drawing businesses have been transferred to the Steel Solutions and Services segment.

Total steel shipments in the Long Carbon Americas and Europe segment were higher at 8.1 million metric tonnes for the three months ended June 30, 2008, as compared with steel shipments of 7.8 million metric tonnes for the three months ended March 31, 2008.

Sales were higher at $9.9 billion for the three months ended June 30, 2008, as compared with sales of $7.7 billion for the three months ended March 31, 2008.

Operating income was higher at $1.6 billion for the three months ended June 30, 2008, as compared with operating income of $1.1 billion for the three months ended March 31, 2008.

Operating results for the three months ended June 30, 2008, as compared with the three months ended March 31, 2008, increased due to higher volumes and improved average steel selling prices, partly offset by input price increases.

Asia Africa and CIS (“AACIS”)

As from January 1, 2008, the AACIS segment excludes the operations of ArcelorMittal Annaba, Sonasid, Zenica, Skopje and the pipes and tubes businesses that have been transferred to the respective segments as discussed above.

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Total steel shipments in the AACIS segment were flat at 3.9 million metric tonnes for the three months ended June 30, 2008, as compared with the three months ended March 31, 2008.

Sales were higher at $3.9 billion for the three months ended June 30, 2008, as compared with sales of $2.9 billion for the three months ended March 31, 2008.

Operating income was higher at $1.3 billion for the three months ended June 30, 2008, as compared with operating income of $560 million for the three months ended March 31, 2008.

Operating results for three months ended June 30, 2008, were higher as compared to the three months ended March 31, 2008, due to higher selling prices partly offset by input price increases.

Stainless Steel

Total steel shipments in the Stainless Steel segment were higher at 578 thousand metric tonnes for the three months ended June 30, 2008, as compared with steel shipments of 528 thousand metric tonnes for the three months ended March 31, 2008.

Sales increased to $2.6 billion for the three months ended June 30, 2008, as compared with $2.3 billion for the three months ended March 31, 2008.

Operating income was higher at $308 million for the three months ended June 30, 2008, as compared with operating income of $166 million for the three months ended March 31, 2008.

Operating results for the three months ended June 30, 2008, were higher than the three months ended March 31, 2008, primarily due to higher volumes and improved prices.

Steel Solutions and Services7

As from January 1, 2008, the operations of ArcelorMittal wire drawing activities which previously reported within the Long Carbon Americas and Europe segment have been transferred to the Steel Solutions and Services segment.

Total steel shipments in the Steel Solutions and Services segment were higher at 5.7 million metric tonnes in the three months ended June 30, 2008, as compared with steel shipments of 5.5 million metric tonnes for the three months ended March 31, 2008.

Sales in the Steel Solutions and Services segment were higher at $7.1 billion for the three months ended June 30, 2008, as compared with sales of $5.7 billion for the three months ended March 31, 2008.

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7 Steel Solutions and Services shipments are not consolidated.

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Operating income was higher at $285 million for the three months ended June 30, 2008, as compared with operating income of $158 million for three months ended March 31, 2008, due primarily to higher average steel selling prices and higher volumes partially offset by input price increases.

Liquidity and Capital Resources

For the three months ended June 30, 2008, net cash provided by operating activities was $4.2 billion, as compared with $2.0 billion for the three months ended March 31, 2008.

As of June 30, 2008, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $7.5 billion as compared to $7.2 billion at March 31, 2008. Long-term debt, net of current portion plus our payable to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments at June 30, 2008, was $30.7 billion ($27.4 billion as at March 31, 2008). Gearing8 at June 30, 2008 was 46% as compared to 44% at March 31, 2008. Debt has increased primarily due to investments, increased working capital and share buy-backs.

The Company had total liquidity of $15.8 billion as at June 30, 2008 (as compared to $13.9 billion as at March 31, 2008), consisting of cash and cash equivalents (including restricted cash and short-term investments) of $7.5 billion and available bank lines of $8.39 billion as at June 30, 2008.

On May 27, 2008, the Company issued U.S. dollar denominated bonds in two tranches totalling $3 billion. For the entire duration of the bonds the fixed rate has been swapped into floating rate.

In June 2008, the Company entered into a hedging transaction10 in order to hedge U.S. dollar denominated raw material purchases till 2012. The program represents approximately 60-75% of the dollar outflow based on current raw materials prices for Flat Carbon Western Europe.

Capital expenditures during the three months ended June 30, 2008, increased to $1.4 billion, as compared with $1.0 billion for the three months ended March 31, 2008. The Company continues to expect capital expenditures to total approximately $7.0 billion during 2008.

Dividend and share buy-backs

During the three months ended June 30, 2008, the Company returned $1.1 billion11 to shareholders, consisting of $510 million in cash dividends and $541 million in share buy-backs.

With respect to the 44 million shares buy-back program, during the first half of 2008, the Company repurchased an aggregate of 22.6 million shares at an average price of $75.97 (€50.70) for a total

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8 Gearing is defined as (A) long-term debt, net of current portion plus our payable to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.

9 Includes back-up lines for commercial paper program of $4.7 billion (€3.0 billion)

10 Hedging has been implemented using a combination of forward contracts and options in order to cap adverse effects due to market movements over the period.

11 Excluding dividends totalling $119 million paid to minority shareholders of subsidiaries, primarily in Morroco and Brazil.

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amount of $1,713 million12. Furthermore, in July 2008, the Company repurchased an aggregate of 10 million shares at an average price of $87.68 (€55.58) for a total amount of $877 million.

To date, the Company has purchased under the 44 million shares buy back program 32.7 million shares at an average price of $79.54 (€52.19). (See appendix 3 “Share buy-back” below).

Also in the first half of 2008, ArcelorMittal completed its $1.0 billion share buy-back program with the purchase of 14.6 million shares at an average price of $68.70 (€46.60).

Recent Developments:

Upstream Activities:

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On July 21, 2008 ArcelorMittal announced that it had signed an agreement to acquire the Concept Group ("Concept"). Concept, located in southern West Virginia and adjacent to the recently acquired Mid Vol Coal Group in the Central Appalachian Coal Basin, produced 0.8 million tons of metallurgical coking coal in 2007 and has control over recoverable saleable reserves and resources estimated to be in excess of 57 million tons.

•

On July 16, 2008, ArcelorMittal announced it had acquired the remaining 60% of the shares in Rolanfer Recyclage S.A. ("Rolanfer") that it did not previously own. Rolanfer is based in Yutz (France) near Thionville on the Luxembourg border and operates a shredder at the port of Illange.

•

On June 29, 2008, ArcelorMittal announced that it had increased its stake in Macarthur Coal Limited from 14.9% to 19.9%, following the acquisition of a further 5% stake (10,607,830 shares) from Talbot Group Holdings. The shares were purchased at 20 Australian dollars per share, bringing ArcelorMittal’s total investment in Macarthur Coal to $843 million Australian dollars (U.S.$810 million).

•

On June 23, 2008, ArcelorMittal announced that it had signed an agreement to acquire the Mid Vol Coal Group. Mid Vol, located in southern West Virginia and southwestern Virginia in the Central Appalachian Coal Basin, produced 1.5 million tons of metallurgical coking coal in 2007 and has estimated recoverable saleable reserves and resources in excess of 85 million tons.

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On June 11, 2008, ArcelorMittal announced the allocation of a mining lease in respect of the Karampada iron ore deposit to the Company by the Governments of India and Jharkhand for its integrated steel plant to be based in Jharkhand. The Karampada iron ore deposit is located in West Singhbhum district of Jharkhand with estimated reserves of 65 million tonnes of iron ore.

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On June 9, 2008, ArcelorMittal announced that it had signed an agreement to acquire Bakermet, a market leader in the scrap metal recycling industry in Eastern Ontario, Canada. Bakermet, which specializes in all types of ferrous and non-ferrous metal, processed approximately 130,000 short tons of ferrous and 40 million pounds of non-ferrous metals in 2007. The plant, located near Ottawa, will secure upstream self sufficiency in shredded metal for ArcelorMittal's Contrecoeur mill

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12 Includes $66 million relating to payments made in July 2008. ArcelorMittal holds, indirectly and directly, approximately 63.8 million shares in treasury as of June 30, 2008 and approximately 73.8 million shares as of July 29, 2008.

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(ArcelorMittal Montreal).
•

On April 23, 2008, ArcelorMittal announced that it had reached an agreement with Coal of Africa Limited ("CoAL"), a coal development company operating in South Africa. ArcelorMittal will enter into an off-take agreement with CoAL relating to two coal mines. The first, Baobab, is 100% owned by CoAL and has an estimated yield of 2.45 million tonnes per annum. The second, Thuli, is 74 % owned by CoAL and has an estimated yield of 4.2 million tonnes per annum. Full production at both mines is expected to be achieved by 2011.

•	On April 10, 2008, ArcelorMittal announced the acquisition of three coal mines and associated assets in Russia for a total consideration of $718 million.

Steel Production Initiatives:

•

On July 22, 2008, ArcelorMittal announced a €76 million ($118 million) investment to expand electrical steel production capacity at its Saint Chély d’Apcher plant in Southern France, a move in line with the Group’s strategy to strengthen its position in high added value steel products and solutions that contribute to lower carbon dioxide emissions. The addition of a new 180,000 tonnes continuous annealing line will take Saint Chély d’Apcher‘s capacity to 210,000 tonnes per year of mostly high end non-grain oriented electrical steels, which are used, among other things, in electric engines and wind turbines. The new line is scheduled to become operational during the second quarter of 2010.

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On July 3, 2008, ArcelorMittal and AREVA signed an agreement for a €70 million ($110 million) investment aimed at increasing production of certain products for the nuclear industry, at the steel plant of Industeel, a subsidiary of ArcelorMittal. The investment, which will be staggered between 2008 and 2010, is targeted to increase ingot production capacity significantly (from 35,000 tonnes to 50,000 tonnes per year). In addition, the two companies announced that they plan to implement a joint 3-year metallurgy research and development program that will be conducted at the Creusot Materials Research Center.

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On June 27, 2008, ArcelorMittal, Hunan Valin Group and Hunan Valin Steel Co. Ltd. announced a new development in their relationship with the launch of Valin ArcelorMittal Automotive Steel, an industrial and commercial automotive joint venture that will have an annual production capacity of 1.2 million tonnes of flat carbon steel, mainly for automotive applications. Products will include cold rolled steel, galvannealed steel and pure zinc galvanized steel. The establishment of this new joint venture remains subject to regulatory approval.

Hunan Valin Steel Co., Ltd will own 34% of the new joint venture and ArcelorMittal and Hunan Valin Group will each have a 33% equity share. The new activity will be located in Hunan Province next to Hunan Valin Steel Co.’s subsidiary, Lianyuan Steel, which will supply hot rolled coil to the new joint venture.

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On June 16, 2008, ArcelorMittal announced that it had signed an agreement to acquire Bayou Steel, a producer of structural steel products with facilities in LaPlace, Louisiana, and Harriman, Tennessee, for $475 million. The transaction is subject to regulatory approval. Bayou Steel is an independent producer of medium and light structural steel and bar size products. Through its Mississippi River Recycling division, Bayou Steel operates an automobile shredder at the LaPlace

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facility, as well as barge wrecking and full-service scrap yards at LaPlace and its facility in Harvey, Louisiana. The company also has a deepwater dock and distribution network, including four stocking locations in the United States.

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On April 16, 2008, ArcelorMittal announced that it would be expanding its joint venture partnership with Nippon Steel Corporation by building a new continuous galvanising line at the I/N Kote facility in New Carlisle, Indiana. The new line will have an annual capacity of 480,000 metric tonnes and, upon completion, will double I/N Kote's hot-dipped galvanised production capacity.  The new line will offer high-grade, high-quality coated sheets that promote improved safety and fuel efficiency in automobiles.

Downstream Activities

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On July 25, 2008, ArcelorMittal acquired a 70% share of Manchester Tubos e Perfilados S.A, a Brazilian steel processor and distributor located in Contagem, Minas Gerais. This new acquisition will reinforce ArcelorMittal's downstream position in Brazil, following the acquisition on April 3, 2008 of a 50% stake in Gonvarri Brasil. With the acquisition of Manchester, and with its partnership with Gonvarri, ArcelorMittal will widen its product offering in the distribution segment in Brazil. The Group will now offer an extended range of flat products (coils and blanks), profiles, tubes and pipes.

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On July 14, 2008, ArcelorMittal and Primex (Germany) reached an agreement whereby ArcelorMittal Stainless International acquired the 35% stake in Uginox Sanayi ve Ticaret Limited Sirketi which was owned by Primex.

•

On July 1, 2008, ArcelorMittal acquired Astralloy Steel Products Inc. ("Astralloy"), a subsidiary of IMS International Metal Service. Astralloy operates three warehouses and employs 60 people in North America. Its 2007 revenues were $34 million.

•

On June 30, 2008, ArcelorMittal announced its intention to acquire 60% of the entire issued share capital of Dubai Steel Trading Company LLC (“DSTC LLC”). DSTC LLC’s distributes approximately 120,000 tonnes of products per year.

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On April 3, 2008, ArcelorMittal announced the acquisition of a 50% share of Gonvarri Brasil to form a Steel Service Centre joint venture. Gonvarri Brasil is one of the major players for servicing automotive, industry and distribution customers. The company is one of the leaders of flat steel processing in Brazil and its activities include pickling, slitting, blanking, and cutting to length, with a total processing capacity of around 1.3 million tons of steel.

Disposals:

•

On May 7, 2008, ArcelorMittal announced that the Court appointed trustee had completed the previously announced sale of ArcelorMittal’s Sparrows Point steel mill to OAO Severstal for $810 million, net of debt.

Other key events

•	On July 11, 2008, ArcelorMittal announced the launch of a new clean technology venture capital fund (with an initial clean technology investment of $20 million in Miasolé).
•	On June 16, 2008, ArcelorMittal announced that following purchases of 11.31% on June 13, 2008,

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the Company now owns 24.99% of the Turkish steel company Erdemir.
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On June 3, 2008, ArcelorMittal and trade unions representing its employees across the globe signed a new agreement to further improve health and safety standards throughout the Company. The agreement, the first of its kind in the steel industry, recognises the vital role played by trade unions in improving health and safety. It sets out minimum standards in every site the Company operates in order to achieve world class performance. These standards include the commitment to form joint management/union health and safety committees as well as training and education programmes in order to make a meaningful impact on overall health and safety across the Company. Also included in the agreement is the creation of a joint management/union global health and safety committee that will target ArcelorMittal plants in order to help them to further improve their health and safety performance.  The agreement was signed on June 3, 2008 by ArcelorMittal, the European Metalworkers' Federation, the United Steelworkers and the International Metalworkers' Federation.

•

On May 2, 2008, ArcelorMittal announced a series of measures which will restore a 25% free float in China Oriental Group Company (“China Oriental”) in compliance with the listing rules of the Hong Kong Stock Exchange (“HKSE”). At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum HKSE listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank and Deutsche Bank, together with put option agreements entered into with both banks. As a result of these measures ArcelorMittal's shareholding has been reduced to 29.6%.

•

On April 29, 2008, ArcelorMittal announced that it had signed new long-term contracts with Companhia Vale do Rio Doce (“Vale”) to supply iron ore and pellets to its plants in Europe, Africa and the Americas. Under these long-term contracts, which are the largest ever signed between a steel company and an iron ore supplier, Vale will supply approximately 480 million tonnes of iron ore and pellets to ArcelorMittal plants over the next ten years (2007-2016).

Outlook for the three months ended September 30, 2008

The Company expects improved financial results in the third quarter 2008. Flat Carbon Americas’ results are expected to significantly improve due to operational improvements and a better operating environment. Asia, Africa and CIS results are expected to improve due to improved volumes and price increases. Long Carbon’s results are expected to improve. ArcelorMittal Steel Solutions and Services results are expected to remain flat. Flat Carbon Europe’s results are expected to decline following seasonal shutdowns and increased cost pressure, while Stainless Steel profitability is set to decline. Our full year effective tax rate is expected to be between 15-20%.

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ARCELORMITTAL UNAUDITED CONSOLIDATED BALANCE SHEETS

In millions of U.S. dollars	June 30,	March 31,	December 31,
	2008	2008	2007[13]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$7,531	$7,244	$8,105
Trade accounts receivable – net	14,795	11,694	9,533
Inventories	27,591	23,213	21,750
Prepaid expenses and other current assets	6,762	6,252	5,940
Total Current Assets	56,679	48,403	45,328

Goodwill and intangible assets	17,854	15,984	15,031
Property, plant and equipment	66,350	63,948	61,994
Investments in affiliates and joint ventures and other assets	15,381	13,066	11,272
Total Assets	$156,264	$141,401	$133,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$10,329	$9,537	$8,542
Trade accounts payable and others	19,134	15,879	13,991
Accrued expenses and other current liabilities	12,740	10,352	9,676
Total Current Liabilities	42,203	35,768	32,209

Long-term debt, net of current portion	27,920	25,119	22,085
Deferred tax liabilities	8,309	8,387	7,927
Other long-term liabilities	10,683	9,684	9,869
Total Liabilities	89,115	78,958	72,090

Total Shareholders’ Equity	63,067	57,889	56,685
Minority Interest	4,082	4,554	4,850
Total Equity	67,149	62,443	61,535
Total Liabilities and Shareholders’ Equity	$156,264	$141,401	$133,625

_________________________

13 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2007.

13

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

In millions of U.S. dollars, except shares, per share, employee, iron production and shipment data	Three Months Ended			Six Months Ended
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
STATEMENTS OF INCOME DATA
Sales	$37,840	$29,809	$27,223	$67,649	$51,699
Depreciation	1,317	1,129	1,094	2,446	1,985
Impairment	108	301	-	409	-
Operating Income	6,621	3,614	4,232	10,235	7,687
Operating Margin %	17.5%	12.1%	15.5%	15.1%	14.9%

Income from equity method investments and Other income	552	329	257	881	432
Net foreign exchange and other financing costs	(16)	(88)	182	(104)	292
Net interest expense	(444)	(406)	(381)	(850)	(708)
Revaluation of financial instruments	411	(242)	17	169	224
Income before taxes and minority interest	7,124	3,207	4,307	10,331	7,927
Income tax expense	933	596	1,087	1,529	2,021
Income before minority interest	6,191	2,611	3,220	8,802	5,906
Minority interest	(352)	(240)	(497)	(592)	(933)
Net Income	$5,839	$2,371	$2,723	$8,210	$4,973

Basic earnings per common share	$4.20	$1.69	$1.97	$5.87	$3.60
Diluted earnings per common share	4.19	1.68	1.97	5.86	3.59
Weighted average common shares outstanding (in millions)	1,390	1,407	1,380	1,398	1,383
Diluted weighted average common shares outstanding (in millions)	1,394	1,410	1,382	1,402	1,385

OTHER INFORMATION
Total shipments of steel products[14] (Million metric tonnes)	29.8	29.2	28.7	59.0	55.7
Total iron ore production[15] (Million metric tonnes)	15.6	15.2	14.8	30.8	29.7
Employees (in thousands)[16]	322	312	314	322	314

_________________________

14 Steel Solutions and Services shipments are not consolidated.

15 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long term contracts).

16 Employee figures for the three months ended June 30, 2008 include scope additions primarily for Noble, Russian mines and Unicon offset by disposal of Sparrows Point.

14

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Six Months Ended
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Operating activities:
Net Income Adjustments to reconcile net income to net cash provided by operations: Minority interests Depreciation and impairment Other operating activity	$5,839 352 1,425 (3,384)	$2,371 240 1,430 (2,059)	$2,723 497 1,094 (582)	$8,210 592 2,855 (5,443)	$4,973 933 1,985 (1,509)
Net cash provided by operating activities	4,232	1,982	3,732	6,214	6,382
Investing activities:
Purchase of property, plant and equipment	(1,353)	(975)	(1,330)	(2,328)	(2,318)
Other investing activities (net)	(4,247)	(1,408)	(5,435)	(5,655)	(4,573)
Net cash used in investing activities	(5,600)	(2,383)	(6,765)	(7,983)	(6,891)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	3,122	2,312	2,693	5,434	2,708
Dividends paid	(629)	(661)	(644)	(1,290)	(1,158)
Share buy-back	(541)	(2,107)	-	(2,648)	-
Other financing activities (net)	-	17	(580)	17	(534)
Net cash provided by (used in) financing activities	1,952	(439)	1,469	1,513	1,016
Net (decrease) increase in cash and cash equivalents	584	(840)	(1,564)	(256)	507
Effect of exchange rate changes on cash	(305)	168	90	(137)	157
Change in cash and cash equivalents	$279	$(672)	$(1,474)	$(393)	$664

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Appendix 1 – Three months ended June 30, 2008

Unaudited Key financial and operational information

All figures in million of U.S. dollars, except employee, production and shipment data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services

Financial Information[1]

Sales	7,480	11,837	9,878	3,938	2,639	7,070

Depreciation and impairment	245	468	491	130	82	57

Operating income	1,437	1,678	1,646	1,255	308	285

Operating margin (as a percentage of sales)	19.2%	14.2%	16.7%	31.9%	11.7%	4.0%

Capital expenditure[2]	244	402	254	218	62	57

Operational Information

Crude Steel Production (Thousand metric tonnes)	7,685	10,062	7,488	4,390	656	-

Steel Shipments (Thousand metric tonnes)	7,398	9,882	8,097	3,876	578	5,690

Average Steel Selling price ($/metric tonnes)[3]	881	1,081	1,083	855	4,299	1,190

Employees (‘000)	31	75	75	101	12	18
1.	As from January 1, 2008, the segment reporting has undergone scope changes to reflect the new management structure of the Group as announced on April 21, 2008.
2.	Segmental capex figures include intangible assets.
3.	Average steel selling prices are calculated as steel sales divided by steel shipments. Steel sales exclude sales of coke, coal, direct reduced iron, pig iron, hot metal, slag, by-products, energy etc.

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Appendix 2 - Three months ended June 30, 2008
Shipments by geographical location

Amounts in thousand tonnes	Q108	Q208	H108
Flat Carbon America:	7,603	7,398	15,001
North America[1]	5,937	5,793	11,730
South America	1,666	1,605	3,271
Flat Carbon Europe:	9,399	9,882	19,281
Long Carbon:	7,780	8,097	15,877
North America[2]	1,563	1,447	3,010
South America	1,496	1,595	3,091
Europe	4,321	4,565	8,886
Other[3]	400	490	890
AACIS:	3,895	3,876	7,771
Africa	1,377	1,306	2,683
Asia, CIS & Other	2,518	2,570	5,088
Stainless Steel:	528	578	1,106
Steel Solutions and Services	5,497	5,690	11,187

1.	Includes shipments from Lazaro Cardenas (Mexico) and Dofasco (Canada).
2.	Includes shipments from Sicartsa (Mexico).
3.	Includes pipes and tubes business.

Appendix 3 – Share buy-back

Program	Number of shares (million)	Amount (billion $)	Average price ($)
$1 billion buy-back program	14.6	1.0	68.70

44 million buy-back program in 2007	0.1	0	70.38
44 million buy-back program in the six months ended June 30, 2008	22.6	1.7	75.97

44 million buy-back program in July 2008	10.0	0.9	87.68
44 million buy-back program total to date	32.7	2.6	79.54

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